EXHIBIT 99.1

Centerra Gold Provides Notice of Release and Conference Call for the Thompson Creek Feasibility Study Results and Strategic Plan for the US Molybdenum Operations

TORONTO, Sept. 09, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) will release the strategic plan for its US molybdenum operations, including results from the Thompson Creek feasibility study and Langeloth Metallurgical Facility commercial optimization plan, after the market closes on Thursday, September 12, 2024. The Company will host a conference call and webcast to discuss the release on Friday, September 13, 2024, at 9:00 a.m. Eastern Time. Details for the conference call and webcast are included below.

Webcast

  Participants can access the webcast at the following link.
  An archive of the webcast will be available for until end of day December 13, 2024.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will by-pass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial-in and speak with a live operator, can access the call by dialing 1-844-763-8274 or 647-484-8814. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until end of day October 13, 2024. The recording can be accessed by dialing 412-317-0088 or 1-877-344-7529 and using the passcode 1752426. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
(416) 204-1957
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.